SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                          Meredith Corporation
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             589433101
                           (CUSIP Number)


                         Peter A. Langerman
                    Franklin Mutual Advisers, LLC
                     101 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2048

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           June 1, 2005
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Franklin Mutual Advisers, LLC


2. CHECK THE APPROPRIATE BOX
   IF A MEMBER OF A GROUP (a)[] (b)[X]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    2,411,876 (See Item 5)


8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

    2,411,876 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,411,876 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    6.0% (See Item 5)


14. TYPE OF REPORTING PERSON IA




This Amendment No. 1 amends the Schedule 13D originally filed on January 31, 2001 (the "Statement") relating to the Common Stock (the "Common Stock") of Meredith Corporation, an Iowa corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by advisory clients of Franklin Mutual Advisers, LLC ("FMA") for the purpose of investment.

FMA does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through
(j) of Item 4 of the instructions to Schedule 13D.

Simultaneously with the filing of this amended schedule, FMA is filing a
Schedule 13G reflecting the holdings of FMA's advisory clients.




After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


June 03, 2005


Franklin Mutual Advisers, LLC





/s/ Bradley Takahashi
BRADLEY TAKAHASHI
Vice President